Exhibit 99.1

Motif Bio Appoints Dr. Craig Albanese as Non-Executive Director

NEW YORK, May 5, 2017 (GLOBE NEWSWIRE) — Motif Bio plc (NASDAQ: MTFB; AIM: MTFB.LN), a clinical stage biopharmaceutical company specializing in developing novel antibiotics, today announced the appointment of Dr. Craig T. Albanese to the Company’s Board as Non-Executive Director with immediate effect.

Dr. Albanese has 25 years of clinical and administrative experience focusing on children and women’s health, primarily in the Stanford Children’s Hospital, New-York Presbyterian Hospital, Morgan Stanley Children’s Hospital and the Sloane Hospital for Women. He has had a distinguished clinical career to date having published 161 peer review articles, contributed 57 book chapters, and risen to Professor of Surgery in Pediatrics, Obstetrics and Gynecology. He has combined his clinical career with success in hospital administrative positions where he has had a pivotal role in setting up networks of physicians, support, and educational services across a number of hospitals and medical institutions to provide integrated clinical and support services for increasing numbers of patients in a very cost-effective way.

Richard Morgan, Chairman of Motif Bio, commented, “I am delighted to welcome Craig to the Board of Motif Bio. We have seen great progress in the development of iclaprim, our lead antibiotic for serious Gram-positive infections, and with the publication of the successful completion of the first Phase III clinical trial, the Board is now increasingly focused on the commercialization of iclaprim in the US. Craig’s experience and knowledge of both the clinical reality and operational activities of large hospital groups will prove invaluable in refining our commercialization strategy for iclaprim. We look forward to his input to the team.”

The following information is disclosed pursuant to Schedule Two, paragraph (g) of the AIM Rules for Companies:

•                  Full name and age: Craig Thomas Albanese (aged 55)

Dr. Albanese has been granted options to acquire 100,000 ordinary shares of 1p each in the Company at a price of 33.75p. The options granted have a vesting period of 48 months, may be exercised up to the tenth anniversary of the grant and are not subject to performance criteria.

No further information in connection with his appointment is required to be disclosed under Schedule Two, paragraph (g) of the AIM Rules for Companies.

About Motif Bio plc www.motifbio.com

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), infections often caused by MRSA (methicillin resistant Staphylococcus aureus). Having completed the REVIVE-1 trial, patients are currently being enrolled and dosed in a second global

Phase 3 clinical trial (REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-2 is expected in the second half of 2017.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialize its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialization, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, and (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates . More detailed information about the risks and uncertainties affecting Motif Bio plc is contained under the heading “Risk Factors” in Motif Bio plc’s registration statement on Form F-1 filed with the SEC, which is available on the SEC’s web site, www.sec.gov. Motif Bio plc undertakes no obligation to update or revise any forward-looking statements.

For further information please contact:

Motif Bio plc Contact:

Graham Lumsden

Chief Executive Officer

ir@motifbio.com

Investor Contact:

Patricia L. Bank

Westwicke Partners

415-513-1284

patti.bank@westwicke.com